FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

21 February 2024

HSBC HOLDINGS PLC

2023 RESULTS - HIGHLIGHTS

Noel Quinn, Group Chief Executive, said:
"Our record profit performance in 2023 enabled us to reward our shareholders with our highest full-year dividend since 2008, three share buy-backs last year totalling $7bn, and a further share buy-back of up to $2bn. This reflected four years of hard work and the strength of our balance sheet in a higher interest rate environment.
We have a strong platform for growth with the opportunities that exist within our two home markets and across our international wholesale, market-leading transaction banking, and wealth management businesses. We are focused on capturing these growth opportunities, improving our earnings sustainability and targeting mid-teens returns in 2024."

2023 financial performance (vs 2022)
-     Profit before tax rose by $13.3bn to $30.3bn, primarily reflecting revenue growth. This included a favourable year-on-year impact of $2.5bn relating to the sale of our retail banking operations in France, which completed on 1 January 2024, and a $1.6bn provisional gain recognised on the acquisition of Silicon Valley Bank UK Limited ('SVB UK') in 2023. These were partly offset by the recognition of an impairment charge in 2023 of $3.0bn relating to the investment in our associate, Bank of Communications Co., Limited ('BoCom'), which followed the reassessment of our accounting value-in-use. On a constant currency basis, profit before tax increased by $13.8bn to $30.3bn. Profit after tax increased by $8.3bn to $24.6bn.
-     Revenue rose by $15.4bn or 30% to $66.1bn, including growth in net interest income ('NII') of $5.4bn, with rises in all of our global businesses due to the higher interest rate environment. Non-interest income increased by $10.0bn, reflecting a rise in trading and fair value income of $6.4bn, mainly in Global Banking and Markets. The associated funding costs reported in NII grew by $6.2bn. The increase also included the impact of the strategic transactions referred to above, partly offset by disposal losses of $1.0bn relating to repositioning and risk management activities in our hold-to-collect-and-sell portfolio.
-     Net interest margin ('NIM') of 1.66% increased by 24 basis points ('bps'), reflecting higher interest rates.
-     Expected credit losses and other credit impairment charges ('ECL') were $3.4bn, a reduction of $0.1bn. The net charge in 2023 primarily comprised stage 3 charges, notably related to mainland China commercial real estate sector exposures. It also reflected continued economic uncertainty, rising interest rates and inflationary pressures. ECL were 33bps of average gross loans, including a 3bps reduction due to the inclusion of loans and advances classified as held for sale.
-     Operating expenses fell by $0.6bn or 2% to $32.1bn, mainly due to the non-recurrence of restructuring and other related costs following the completion of our cost to achieve programme at the end of 2022. This more than offset higher technology costs, inflationary pressures and an increase in performance-related pay. We also incurred a higher UK bank levy and a charge relating to the Federal Deposit Insurance Corporation ('FDIC') special assessment in the US. Target basis operating expenses rose by 6%. This is measured on a constant currency basis, excluding notable items and the impact of the acquisition of SVB UK and related investments internationally. It also excludes the impact of retranslating the prior year results of hyperinflationary economies at constant currency.
-     Customer lending balances rose by $15bn on a reported basis, but fell by $3bn on a constant currency basis. Growth included a $7.8bn reclassification of secured loans in France from held for sale, an addition of $8bn from the acquisition of SVB UK, and higher mortgage balances in HSBC UK and Hong Kong. These increases were more than offset by a reduction in wholesale term lending, notably in Asia, and from business divestments in Oman and New Zealand.
-     Customer accounts rose by $41bn on a reported basis, and $13bn on a constant currency basis, primarily in Wealth and Personal Banking, reflecting growth in Asia, partly offset by reductions in HSBC UK, reflecting cost of living pressures and the competitive environment, despite an increase of $6bn from the acquisition of SVB UK. There was also a reduction due to the sale of our business in Oman.
-     Common equity tier 1 ('CET1') capital ratio of 14.8% rose by 0.6 percentage points, as capital generation was partly offset by dividends and share buy-backs.
-     The Board has approved a fourth interim dividend of $0.31 per share, resulting in a total for 2023 of $0.61 per share. We also intend to initiate a share buy-back of up to $2.0bn, which we expect to complete by our first quarter 2024 results announcement.

4Q23 financial performance (vs 4Q22)
-     Reported profit before tax down $4.1bn to $1.0bn. The reduction included the recognition of an impairment charge in 4Q23 of $3.0bn relating to the investment in our associate BoCom, and the impact of a 4Q23 impairment relating to the sale of our retail banking operations in France of $2.0bn as we reclassified these operations as held for sale. On a constant currency basis, profit before tax down $4.0bn to $1.0bn. Reported profit after tax down $4.4bn to $0.2bn.
-     Reported revenue down 11% to $13.0bn, due the impact of 4Q23 impairment relating to the sale of our retail banking operations in France, as mentioned above, disposal losses relating to repositioning and risk management activities in our hold-to-collect and sell portfolio and the impact of hyperinflationary accounting in Argentina. These factors were in part offset by revenue growth in Global Payments Solutions, Capital Markets and Advisory and Markets and Securities Services ('MSS').
-     Reported ECL down $0.4bn to $1.0bn. The charge in 4Q23 included $0.2bn of charges relating to exposures in the mainland China commercial real estate sector.
-     Reported operating expenses down 2% to $8.6bn, as lower restructuring expenses following the completion of our cost-saving programme at the end of 2022, more than offset growth from a higher UK bank levy, the FDIC special assessment in the US, the impact of rising inflation and higher performance-related pay.

Outlook
-     We continue to target a return on average tangible equity ('RoTE') in the mid-teens for 2024, excluding the impact of notable items (see page 25 of our Annual Report and Accounts 2023 for information on our RoTE target for 2024). Our guidance reflects our current outlook for the global macroeconomic environment, including customer and financial markets activity.
-     Based upon our current forecasts, we expect banking NII of at least $41bn for 2024. This guidance reflects our current modelling of a number of market dependent factors, including market-implied interest rates (as of mid-February 2024), as well as customer behaviour and activity levels, which we would also expect to impact our non-interest income. We do not reconcile our forward guidance on banking NII to reported NII.
-     While our outlook for loan growth remains cautious for the first half of 2024, we continue to expect year-on-year customer lending percentage growth in the mid-single digits over the medium to long term.
-     Given continued uncertainty in the forward economic outlook, we expect ECL charges as a percentage of average gross loans to be around 40bps in 2024 (including customer lending balances transferred to held for sale). We continue to expect our ECL charges to normalise towards a range of 30bps to 40bps of average loans over the medium to long term.
-     We retain a Group-wide focus on cost discipline. We are targeting cost growth of approximately 5% for 2024 compared with 2023, on a target basis. This target reflects our current business plan for 2024, and includes an increase in staff compensation, higher technology spend and investment for growth and efficiency, in part mitigated by cost savings from actions taken during 2023.
-     Our cost target basis for 2024 excludes the impact of the disposal of our retail banking business in France and the planned disposal of our banking business in Canada from the 2023 baseline. Our cost target basis is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency. We do not reconcile our forward guidance on target basis costs to reported operating expenses.
-     We intend to continue to manage the CET1 capital ratio within our medium-term target range of 14% to 14.5%.
-     Our dividend payout ratio target remains at 50% for 2024, excluding material notable items and related impacts. We have announced a further share buy-back of up to $2.0bn. Further buy-backs remain subject to appropriate capital levels.

Key financial metrics

	For the year ended
Reported results	2023	20221	2021
Profit before tax ($m)	30,348	17,058	18,906
Profit after tax ($m)	24,559	16,249	14,693
Cost efficiency ratio (%)	48.5	64.6	69.9
Net interest margin (%)	1.66	1.42	1.20
Basic earnings per share ($)	1.15	0.72	0.62
Diluted earnings per share ($)	1.14	0.72	0.62
Dividend per ordinary share (in respect of the period) ($)	0.61	0.32	0.25
Dividend payout ratio (%)2	50	44	40
Alternative performance measures
Constant currency profit before tax ($m)	30,348	16,541	17,400
Constant currency cost efficiency ratio (%)	48.5	64.8	70.0
Expected credit losses and other credit impairment charges ('ECL') as % of average gross loans and advances to customers (%)	0.36	0.36	(0.07)
Expected credit losses and other credit impairment charges ('ECL') as % of average gross loans and advances to customers, including held for sale (%)	0.33	0.35	(0.07)
Basic earnings per share excluding material notable items and related impacts ($)	1.22	N/A	N/A
Return on average ordinary shareholders' equity (%)	13.6	9.0	7.1
Return on average tangible equity (%)	14.6	10.0	8.3
Return on average tangible equity excluding strategic transactions and impairment of BoCom (%)	15.6	11.3	N/A
Target basis operating expenses ($m)	31,614	29,811	N/A
	At 31 December
Balance sheet	2023	20221	2021
Total assets ($m)	3,038,677	2,949,286	2,957,939
Net loans and advances to customers ($m)	938,535	923,561	1,045,814
Customer accounts ($m)	1,611,647	1,570,303	1,710,574
Average interest-earning assets ($m)	2,161,746	2,143,758	2,209,513
Loans and advances to customers as % of customer accounts (%)	58.2	58.8	61.1
Total shareholders' equity ($m)	185,329	177,833	198,250
Tangible ordinary shareholders' equity ($m)	155,710	146,927	158,193
Net asset value per ordinary share at period end ($)	8.82	8.01	8.76
Tangible net asset value per ordinary share at period end ($)	8.19	7.44	7.88
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)3	14.8	14.2	15.8
Risk-weighted assets ($m)3,4	854,114	839,720	838,263
Total capital ratio (%)3,4	20.0	19.3	21.2
Leverage ratio (%)3,4	5.6	5.8	5.2
High-quality liquid assets (liquidity value) ($m)4,5	647,505	647,046	688,209
Liquidity coverage ratio (%)4,5	136	132	139
Net stable funding ratio (%)4,5	133	136	N/A
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	19,006	19,739	20,073
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,135	19,876	20,189
Average basic number of $0.50 ordinary shares outstanding (millions)	19,478	19,849	20,197

For reconciliation and analysis of our reported results on a constant currency basis, including lists of notable items, see page 111 of the Annual Report and Accounts 2023. Definitions and calculations of other alternative performance measures are included in 'Reconciliation of alternative performance measures' on page 130 of the Annual Report and Accounts 2023.
1   From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2   In 2023, our dividend payout ratio was adjusted for material notable items and related impacts, including all associated income statement impacts relating to those items. In 2022, our dividend payout ratio was adjusted for the loss on classification to held for sale of our retail banking business in France, items relating to the planned sale of our banking business in Canada, and the recognition of certain deferred tax assets. No items were adjusted for in 2021.
3   Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
4   Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
5   The liquidity coverage ratio is based on the average value of the preceding 12 months. The net stable funding ratio is based on the average value of four preceding quarters.

Highlights

	Year ended 31 Dec
	2023	2022¹
	$m	$m
Reported
Revenue2,3,4,5	66,058	50,620
Change in expected credit losses and other credit impairment charges	(3,447)	(3,584)
Operating expenses	(32,070)	(32,701)
Share of profit in associates and joint ventures less impairment9	(193)	2,723
Profit before tax	30,348	17,058
Tax charge	(5,789)	(809)
Profit after tax	24,559	16,249
Constant currency6
Revenue2,3,4,5	66,058	49,871
Change in expected credit losses and other credit impairment charges	(3,447)	(3,630)
Operating expenses	(32,070)	(32,302)
Share of profit in associates and joint ventures less impairment9	(193)	2,602
Profit before tax	30,348	16,541
Tax charge	(5,789)	(649)
Profit after tax	24,559	15,892
Notable items
Revenue
Disposals, acquisitions and related costs3,4,5	1,298	(2,737)
Fair value movements on financial instruments7	14	(618)
Restructuring and other related costs8	-	(247)
Disposal losses on Markets Treasury repositioning	(977)	-
Operating expenses
Disposals, acquisitions and investment in new businesses	(321)	(18)
Restructuring and other related costs9	136	(2,882)
Impairment of interest in associate10	(3,000)	-
Tax
Tax credit on notable items	207	1,026
Recognition of losses	-	2,333
Uncertain tax positions	427	(142)
1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the year ended 31 December 2022 have been restated accordingly.
2   Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3   Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business which includes the impact of the sale of our retail banking operations in France.
4   Includes fair value movements on the foreign exchange hedging of the expected proceeds from the planned sale of our banking business in Canada.
5   Includes the provisional gain of $1.6bn recognised in respect of the acquisition of SVB UK in 1Q23.
6   Constant currency performance is computed by adjusting reported results of comparative periods for the effects of foreign currency translation differences, which distort period-on-period comparisons.
7   Fair value movements on non-qualifying hedges in HSBC Holdings.
8   Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.
9   Amounts in 2023 relate to reversals of restructuring provisions recognised during 2022.
10  Relates to an impairment loss of $3.0bn recognised in respect of the Group's investment in BoCom. See Note 18 on page 391 of our Annual Report and Accounts 2023.

Statement by Mark E Tucker, Group Chairman
The global economy performed better than expected in 2023, but growth remained sluggish and the economic environment was challenging for many of our customers. Although inflation fell globally, core inflation levels and interest rates remained elevated. There was also significant variability in growth from market to market and increased volatility within the banking sector. Our core purpose of 'opening up a world of opportunity' underlines our focus on helping our customers and clients to navigate this complexity and access growth, wherever it is.
Many of our customers and colleagues are living through very difficult times. Higher interest rates have had a significant impact on businesses and households, and we will remain conscious of this with interest rates expected to begin to fall back in 2024. The wars between Russia and Ukraine, and now between Israel and Hamas, are absolutely devastating. Our thoughts are with all those impacted, including our colleagues in those parts of the world, and their families and friends. Their resilience, professionalism and care for one another during these most testing of times has been, and is, exceptional.
Progress and performance
Turning to our performance, I want to again pay tribute to my colleagues. The record profit performance that we delivered in 2023 was supported by the impact of interest rates on our strong balance sheet, but it was also testament to the tireless efforts of our people around the world. I would like to thank them sincerely for their hard work, dedication and commitment to serving our customers.
In 2023, reported profit before tax was $30.3bn, which was an increase of $13.3bn compared with 2022. This was due mainly to higher revenue and a number of notable items. Our three global businesses delivered good revenue growth, and we ended the year with strong capital, funding and liquidity positions.
We remain committed to sharing the benefits of our improved performance with our shareholders. The Board approved a fourth quarterly dividend of $0.31 per share, bringing the total dividend for 2023 to $0.61 per share. Furthermore, in 2023 we announced three share buy-backs worth a total of $7bn and, today, have announced a further share buy-back of up to $2bn.
The planned sale of our banking operations in Canada received final approval from the Canadian government at the end of last year. Subject to completion of the transaction, which is expected in the first quarter of 2024, the Board will consider a special dividend of $0.21 per share, to be paid in the first half of 2024, as a priority use of the proceeds.
With this anticipated transaction and the completion of the sale of our retail banking business in France last month, our focus has moved to investing for growth, while maintaining efficiency. Two examples of growth opportunities last year were the agreed acquisition of Citi's retail wealth business in mainland China, which will help accelerate our Wealth strategy, and the acquisition of SVB UK, following the difficulties experienced by its US parent entity. Acquiring SVB UK was opportunistic, but the deal made excellent strategic sense for HSBC, and it also helped to protect clients, safeguard jobs and maintain financial stability.
Technology and sustainability are two of the trends transforming banking and the world around us. The opportunities from generative AI are among the most transformative within my working life. We are actively exploring a number of use cases, while also working to manage the associated risks.
Meanwhile the global climate challenge is becoming increasingly acute. Our presence in many of the sectors and markets where the need to reduce emissions is the greatest provides us with an opportunity to work with our clients to help address it. This is set out in our first net zero transition plan. The Board discussed and contributed to the net zero transition plan in depth. We believe that it is a realistic and ambitious assessment of the long-term journey ahead, as we continue to work with our clients on their transitions to a low-carbon future. It is clear there will be many uncertainties and dependencies, and that our approach will need to continue to evolve with the real world around us.

Board operations

Our work on sustainability was one of the many topics discussed with our shareholders at our 2023 Annual General Meeting ('AGM') in May. Ahead of that, Noel and I were pleased to meet with Hong Kong shareholders at our Informal Shareholders' Meeting. At both meetings, we also discussed the resolutions that were requisitioned by shareholders on the Group's strategy and dividend policy. Shareholders expressed strong support for the Group's current strategy by voting overwhelmingly with the Board and against these resolutions at the AGM. This enabled the Board, my colleagues and our shareholders to focus on our shared objectives of serving our customers, driving stronger performance, and creating more value for our investors.
In 2023, the Board held meetings in London, Birmingham, Hong Kong, Paris, New York, Mumbai and Delhi. We also returned to Beijing and Shanghai last month. On each occasion, the Board engaged with clients, colleagues, government officials and regulators - with these discussions underlining that HSBC continues to have a key role connecting the world's trade and finance hubs.
There were a number of changes to the composition of the Board last year. At the 2023 AGM, we said farewell to Jackson Tai, who made an important, extensive and lasting contribution to the success of HSBC during his time as a non-executive Director. His leadership in strengthening risk and conduct governance and oversight was particularly critical through a period of significant change. We also announced in December that David Nish intends to retire from the Board at the 2024 AGM. David has made an invaluable contribution to the Board over the past eight years, particularly in recent years as Chair of the Group Audit Committee and as Senior Independent Director. I would like to thank him warmly for his consistent counsel and guidance.
I am pleased that Kalpana Morparia, Ann Godbehere, Brendan Nelson and Swee Lian Teo joined the Board during 2023. Each of them brings experience and expertise that is an asset to the Board. Specifically, Ann's extensive public-listed company board experience means that she is ideally placed to take over as Senior Independent Director, while Brendan's UK and international financial expertise and significant experience as audit chair at UK-listed companies will be particularly valuable as he takes over leadership of the Group Audit Committee.

Macroeconomic outlook
Looking ahead, 2024 is likely to be another eventful year. The slowing of inflation in the second half of 2023 means that monetary tightening now appears to be coming to an end. However, current inflation levels in many economies remain above their targets. As central banks continue to try to bridge this gap, voters head to the polls in a significant number of countries across the globe. The timing and outcomes of these elections will impact the decision making of governments and have geopolitical, as well as fiscal, implications. We will monitor the results closely, and take a long-term view of strategy, purpose and capital allocation, while cognisant of any short-term challenges.
Among these potential challenges are the increased uncertainties due to wars in Europe and the Middle East, and disruption to global trade and supply chains caused by these and attacks on shipping in the Red Sea. However, we remain cautiously optimistic about economic prospects for 2024. We expect growth to slow in the first half of the year and recover thereafter. We also expect the variable economic growth that has characterised recent years to continue.
The economies of south and south-east Asia carry good economic momentum into 2024. India and Vietnam are currently among the fastest-growing economies in the world, benefiting from competitive labour costs, supportive policies and changing supply chains. Chinese companies are among those increasingly looking towards these and other markets, as China's economic  transformation towards high-quality growth and domestic consumption continues.
China's recovery after reopening was bumpier than expected, but its economy grew in line with its annual target of around 5% in 2023. We expect this to be maintained in 2024, with recently announced policy measures to support the property sector and local government debt gradually flowing through to the wider economy. Hong Kong's growth has moved along at a slower but healthy pace and is likely to remain in line with pre-pandemic levels.
As Asia continues to grow, a significant opportunity is emerging to connect it to another high-growth region. The Middle East region performed very well economically in 2023 and the outlook remains strong for 2024, notwithstanding the risks arising from conflicts in the region. As countries like Saudi Arabia and the UAE continue to diversify their economies, new opportunities are created to connect them to Asia, and Asia to them.
The US economy grew more quickly than expected in 2023 in the face of higher interest rates. Growth is likely to be lower in 2024, although it should remain higher than in Europe where growth remains subdued. The UK economy, which entered a technical recession at the end of 2023, has nonetheless been resilient. Headline inflation should fall in the first half of the year, with core inflation following by the end of 2024. This will of course determine the pace of interest rate cuts.
I would like to end by reiterating my thanks to my colleagues for all that they have done, and all that they continue to do, for HSBC. Their tireless efforts are reflected by our improved financial performance and increased returns for shareholders in 2023 - and I look forward to them securing the foundations for our future success.

Mark E Tucker
Group Chairman
21 February 2024

Review by Noel Quinn, Group Chief Executive
2023 was a very good year for HSBC. I would like to start by paying tribute to my colleagues for all that they did last year, and in the preceding three years. As I have said before, they have fully embraced our core purpose of 'opening up a world of opportunity' in all they do - from helping clients and customers to expand to new markets or move overseas, to digitising our business and helping our people to be their best, to our ongoing work on the transition to net zero.
Our performance last year was great credit to them. We delivered strong revenue growth across all three global businesses, supported by higher interest rates, which enabled us to deliver our best return on average tangible equity in more than a decade. As well as improving financial performance, our strategy is increasing shareholder returns. I am pleased that we have rewarded our shareholders for their loyalty with the highest full-year dividend per share since 2008, as well as three share buy-backs in 2023 totalling $7bn. In total, we returned $19bn to shareholders by way of dividend and share buy-backs in respect of 2023. In addition, we have today announced a further share buy-back of up to $2bn.
As we move into 2024, I am confident that there are opportunities ahead for us and our clients that can help us to sustain our good performance going into the next phase of the interest rate cycle.
The environment does, however, remain challenging. The wars in Europe and the Middle East are beyond comprehension on a human level, and my thoughts remain with all those impacted. Both conflicts also still have the potential to escalate further. That would first and foremost deepen the humanitarian crisis, but also likely lead to another wave of market and economic turmoil. Interest rates are expected to fall this year, which we believe should in turn help to increase economic activity. The outlook currently remains uncertain, however, and many of our customers remain concerned about their finances. In the midst of these challenges, we will stay focused on what we are here to do - which is to serve our customers and clients, and help them with any financial difficulties they face.
Financial performance
Our results are a testament to the way we stayed focused in 2023. Reported profit before tax was $30.3bn, which was $13.3bn higher than in 2022. This included a number of notable items, including a favourable year-on-year impact of $2.5bn relating to the sale of our retail banking operations in France and a $1.6bn provisional gain on the acquisition of SVB UK. These were offset by a valuation adjustment of $3.0bn relating to our investment in BoCom, which followed the reassessment of our accounting value-in-use in line with recent market developments in mainland China. This adjustment has no material impact on our capital, capital ratio and distribution capacity, and therefore no impact on our share buy-backs or dividends. We remain confident in the resilience of the Chinese economy, and the growth opportunities in mainland China over the medium to long term.
Reported revenue grew by 30% or $15.4bn, driven by an increase in net interest income of $5.4bn from all three global businesses. Non-interest income increased by $10bn, reflecting increased trading and fair value income of $6.4bn, mainly in Global Banking and Markets, and the favourable year-on-year impact from the impairment relating to the sale of our retail banking operations in France and provisional gain on the acquisition of SVB UK.
In 2023, we delivered a return on average tangible equity of 14.6%, or 15.6% excluding strategic transactions and the impairment on our investment in BoCom.
Our three global businesses performed well. In Commercial Banking, profit before tax was up by 76% to $13.3bn on a constant currency basis, driven by revenue increases across all our main legal entities. Within this, Global Payments Solutions revenue increased by 78% or $5.4bn on a constant currency basis, driven by higher margins reflecting higher interest rates and repricing. Fee income increased by 4% due to growth in transaction banking and higher volumes in cards and international payments, while our trade business performed well relative to the market and we increased our market share.
Global Banking and Markets delivered profit before tax of $5.9bn, up 26% compared with 2022, on a constant currency basis. Revenue grew by 10% on a constant currency basis, due to higher net interest income in Global Payments Solutions and Securities Services. In Wealth and Personal Banking, profit before tax of $11.5bn was $6.1bn higher than in 2022, on a constant currency basis. Revenue was up by 31% or $6.4bn on a constant currency basis, reflecting growth in Personal Banking and in Wealth, as well as the positive year-on-year impact relating to the sale of our French retail banking business. Within this, Wealth revenue of $7.5bn was up 8% or $0.6bn on a constant currency basis, with good growth in private banking and asset management.
Reported costs for 2023 were down by 2% compared with the previous year, as lower restructuring costs offset higher technology spending, inflation, higher performance-related pay and levies. On a target basis, costs increased by 6%, which was 1% higher than previously guided due to levies including a charge relating to the FDIC special assessment levy in the US. Our reported cost-efficiency ratio improved to 48.5% from 64.6% in 2022, supported by higher net interest income.
Our 2023 reported ECL charge of $3.4bn was $0.1bn lower than in 2022. This primarily comprised stage 3 net charges, notably related to mainland China commercial real estate sector exposures, and reflected the continued uncertainty within the global economy. After good capital generation in 2023, we ended the year with a CET1 ratio of 14.8%. We are able to pay a fourth interim dividend of $0.31 per share, bringing the total 2023 dividend to $0.61 per share, which is the highest since 2008.
From transform to sustain and grow
Looking forward, supportive interest rates and good underlying business growth have given us strong momentum. We continue to target a mid-teens return on average tangible equity. We are also, however, mindful of the interest rate cycle and the subsequent impact on net interest income. In 2023, we increased the size and duration of our structural hedges to reduce the sensitivity of banking net interest income to interest rate movements and help stabilise future earnings. We also see a number of growth opportunities within our strategy that play to our strengths.
The first is to further grow our international businesses, which remains our biggest differentiator and growth opportunity. International expansion remains a core strategy for corporates and institutions seeking to develop and expand, especially the mid-market corporates that HSBC is very well-positioned to serve. Rather than de-globalising, we are seeing the world re-globalise, as supply chains change and intra-regional trade flows increase. Our international network and presence in markets that are benefiting like the ASEAN region and Mexico help us to capitalise on these trends. As a result, our market-leading trade franchise facilitated more than $850bn of trade in 2023, while we are the second biggest payments company by revenue and we processed around $500tn of payments electronically in 2023. This helped to grow wholesale multi-jurisdictional client revenue from customers who bank with us in more than one market, by 29% in 2023. With multi-jurisdictional corporate customers in Commercial Banking generating around five times as much client revenue as an average domestic customer, we continue to focus on growing this further, especially in the mid-market segment where we have a competitive advantage and there is still potential to further extend our market leadership.

The second is to diversify our revenue. Building our wealth business to meet the rising demand for wealth management services, especially in Asia, has been a strategic priority. Last year, we attracted net new invested assets of $84bn, following $80bn in 2022 and $64bn in 2021, underlining the traction that we have gained. Our agreement to acquire Citi's retail wealth management portfolio in mainland China helps accelerate our plans. Another trend is the increasing demand for seamless, integrated, cross-border banking services, which innovation is helping us to deliver. We now have 1.3 million Global Money customers, up from 550,000 in 2022, and grew revenue from Wealth and Personal Banking international customers by 41% last year, from $7.2bn to $10.2bn. Critically, there was a 43% increase in new-to-bank international customers compared with 2022, driven by the new international proposition that we launched and continue to develop. As in wholesale, these international customers generate higher revenue, bringing in around three times as much as average domestic-only customers.
The third is continued growth in our two home markets. Our business is built on two very deep pools of liquidity in Hong Kong and the UK, which underpin our exceptional balance sheet strength and, therefore, all that we do as a business. Hong Kong and the UK are both also very profitable, well-connected markets. We are well positioned to capitalise on our positions as the number one bank in Hong Kong and a leading bank in the UK. Hong Kong's connectivity, both globally and to mainland China, are helping us to grow our franchise. We have increased our market share in trade in Hong Kong by 6.6 percentage points over the last three years, according to HKMA data. Meanwhile new-to-bank customers in Hong Kong increased by 36% over the same period as we have capitalised on the return of visitors from mainland China. In the UK, we have good traction in Commercial Banking and continue to grow market share in Wealth and Personal Banking. We are the leading bank for UK large corporates, with more than 70% market penetration last year, according to Coalition Greenwich. Euromoney also named us as the best bank in the UK for small and medium-sized enterprises, as digitisation helped to grow new-to-bank clients through Kinetic. We also increased our market share of UK mortgage stock, from 7.4% in 2020 to 8% in 2023, according to Bank of England data. As economic conditions improve and we continue to invest, we are confident in our ability to grow further in these critical markets.
We have also continued to diversify our profit generation geographically across multiple markets. The positions that we have as a leading foreign bank in mainland China, India, Singapore, the UAE, Saudi Arabia and Mexico - all of which are also well connected to our international network - mean we are well placed to capture opportunities in these fast-growing economies. This was again evident as they all grew reported profits significantly in 2023, with mainland China (excluding associates), India, and Singapore each contributing in excess of $1bn of profits to the Group.
It is critical that we maintain tight cost discipline. This was challenging in 2023 in a high inflation environment, and will likely remain so in 2024. At the same time, we need to invest in growth, so we remain very focused on maintaining tight underlying costs. The sale of our French retail banking operations completed on 1 January 2024, and the planned sale of our banking business in Canada remains due to complete in the first quarter of 2024. A number of smaller exits remain underway as we continue to look at opportunities to reshape our portfolio. At the same time, our acquisition of SVB UK enabled us to create a bigger, new proposition in HSBC Innovation Banking, which combines deep sector specialisms with our balance sheet strength and global reach, ensuring we continue our long history of supporting entrepreneurs.
Driving cost savings enables us to invest in technology, which is the fourth opportunity. The digitisation of our business continues to improve customer experience and increase efficiency. Using AI to help price complex structural options in our Foreign Exchange business has cut execution times down from hours to minutes. We have also identified hundreds of opportunities to leverage generative AI, and will focus our efforts on use cases with tangible benefits for the Group and our customers.
Innovation also creates new avenues for growth. We recently launched Zing, which is our open market mobile platform focused on cross-border payments, initially available in the UK. It offers similar capabilities as Global Money does to our international Wealth and Personal Banking customers, but is targeted at non-HSBC customers and allows us to drive growth beyond our traditional customer footprint.
Underpinning all of this is our work to build a stronger performance culture, improve colleague experience and prepare our workforce for the future. This is important because achieving our ambitions depends on our 220,000 colleagues feeling motivated and believing in our strategy. In our most recent staff survey, I was pleased that the number of colleagues seeing the positive impact of our strategy in 2023 was up 11 percentage points on 2020, which is also above the financial services sector benchmark.
Finally, helping to finance the substantial investment needs of our customers in the transition to net zero is a growing commercial opportunity, as well as a necessity to mitigate rising financial and wider societal risks. Our first net zero transition plan shows how we intend to finance and support the transition to net zero and collaborate globally to help enable change at scale. It also sets out our roadmap for implementing net zero, which we will do by supporting our customers, embedding net zero into the way we operate and partnering for systemic change. We understand that our approach - including our own transition plan - will need to evolve over time to keep pace with both the evolving science and real economy decarbonisation across the sectors and geographies we serve.
Thank you
On a personal note, one of the most enjoyable parts of 2023 for me was spending time with many of my colleagues around the world. Reconnecting with them, and seeing first-hand their passion for serving our customers, pride in HSBC and ambitions for the future, was energising and inspiring. Leading HSBC is a privilege, and my colleagues are the main reason why.
2023 was a very good year for HSBC. We now have an opportunity to ensure that it becomes part of a longer-term trend of ongoing good performance and to secure the foundations for future success. I am confident that we have the opportunities, the platform and the team to enable us to get it done.

Noel Quinn
Group Chief Executive
21 February 2024

Financial summary

	Year ended 31 December
	2023	2022¹
	$m	$m
For the year
Profit before tax	30,348	17,058
Profit attributable to:
- ordinary shareholders of the parent company	22,432	14,346
Dividends on ordinary shares	10,492	5,330
	At 31 December
	2023	2022
	$m	$m
Total shareholders' equity	185,329	177,833
Total regulatory capital	171,204	162,423
Customer accounts	1,611,647	1,570,303
Total assets	3,038,677	2,949,286
Risk-weighted assets	854,114	839,720

Per ordinary share	$	$
Basic earnings per share	1.15	0.72
Dividend per ordinary share (in respect of the period)	0.61	0.32
Dividends per ordinary share (paid in the period)	0.53	0.27
Net asset value per ordinary share at period end2	8.82	8.01
Tangible net asset value per ordinary share at period end3	8.19	7.44

Share information
Number of $0.50 ordinary shares in issue (millions)	19,263	20,294
Basic number of $0.50 ordinary shares outstanding (millions)	19,006	19,739
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,135	19,876
1 From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the year ended 31 December 2022 have been restated accordingly.
2  The definition of net asset value per ordinary share is total shareholders' equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.
3  The definition of tangible net asset value per ordinary share is total ordinary shareholders' equity excluding goodwill and other intangible assets (net of deferred tax), divided by the number of basic ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

Distribution of results by global business

Constant currency profit/(loss) before tax
	Year ended 31 Dec
	2023		20221
	$m	%	$m	%
Wealth and Personal Banking	11,544	38.0	5,480	33.1
Commercial Banking2	13,280	43.8	7,527	45.6
Global Banking and Markets2	5,924	19.5	4,689	28.3
Corporate Centre	(400)	(1.3)	(1,155)	(7.0)
Profit before tax	30,348	100.0	16,541	100.0
1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the year ended 31 December 2022 have been restated accordingly.
2   In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

Distribution of results by legal entity

Reported profit/(loss) before tax
	Year ended 31 Dec
	2023		20221
	$m	%	$m	%
HSBC UK Bank plc	8,270	27.2	4,487	26.3
HSBC Bank plc	2,639	8.7	(1,395)	(8.2)
The Hongkong and Shanghai Banking Corporation Limited	16,167	53.3	12,899	75.6
HSBC Bank Middle East Limited	1,239	4.1	728	4.3
HSBC North America Holdings Inc.	518	1.7	705	4.1
HSBC Bank Canada	871	2.9	832	4.9
Grupo Financiero HSBC, S.A. de C.V.	805	2.6	583	3.4
Other trading entities2	2,359	7.8	1,432	8.4
- of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	748	2.5	655	3.8
- of which: Saudi Awwal Bank	538	1.8	342	2.0
Holding companies, shared service centres and intra-Group eliminations	(2,520)	(8.3)	(3,213)	(18.8)
Profit before tax	30,348	100.0	17,058	100.0
1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the year ended 31 December 2022 have been restated accordingly.
2   Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. Supplementary analysis is provided on page 130 in the Annual Report and Accounts 2023 for a fuller picture of the MENAT regional performance.

HSBC constant currency profit before tax and balance sheet data

	2023
	Wealth and Personal Banking	Commercial Banking3	Global Banking and Markets3	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges2	27,275	22,867	16,115	(199)	66,058
- external	19,107	24,209	28,021	(5,279)	66,058
- inter-segment	8,168	(1,342)	(11,906)	5,080	-
of which: net interest income/(expense)5	20,492	17,147	7,141	(8,984)	35,796
Change in expected credit losses and other credit impairment charges	(1,058)	(2,062)	(326)	(1)	(3,447)
Net operating income/(expense)	26,217	20,805	15,789	(200)	62,611
Total operating expenses	(14,738)	(7,524)	(9,865)	57	(32,070)
Operating profit/(loss)	11,479	13,281	5,924	(143)	30,541
Share of profit in associates and joint ventures less impairment6	65	(1)	-	(257)	(193)
Constant currency profit/(loss) before tax	11,544	13,280	5,924	(400)	30,348
	%	%	%	%	%
Share of HSBC's constant currency profit before tax	38.0	43.8	19.5	(1.3)	100.0
Constant currency cost efficiency ratio	54.0	32.9	61.2	28.6	48.5
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	454,878	309,422	173,966	269	938,535
Interests in associates and joint ventures	551	28	111	26,654	27,344
Total external assets	937,079	632,406	1,331,395	137,797	3,038,677
Customer accounts	804,863	475,666	330,522	596	1,611,647
Constant currency risk-weighted assets4	192,938	354,541	218,488	88,147	854,114

	20221
Net operating income/(expense) before change in expected credit losses and other credit impairment charges2	20,884	16,283	14,602	(1,898)	49,871
- external	18,299	16,973	18,744	(4,145)	49,871
- inter-segment	2,585	(690)	(4,142)	2,247	-
of which: net interest income/(expense)5	15,971	11,763	4,696	(2,668)	29,762
Change in expected credit losses and other credit impairment charges	(1,186)	(1,862)	(573)	(9)	(3,630)
Net operating income/(expense)	19,698	14,421	14,029	(1,907)	46,241
Total operating expenses	(14,248)	(6,894)	(9,338)	(1,822)	(32,302)
Operating profit/(loss)	5,450	7,527	4,691	(3,729)	13,939
Share of profit in associates and joint ventures	30	-	(2)	2,574	2,602
Constant currency profit/(loss) before tax	5,480	7,527	4,689	(1,155)	16,541
	%	%	%	%	%
Share of HSBC's constant currency profit before tax	33.1	45.6	28.3	(7.0)	100.0
Constant currency cost efficiency ratio	68.2	42.3	64.0	(96.0)	64.8
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	434,122	316,863	190,202	361	941,548
Interests in associates and joint ventures	514	33	93	28,143	28,783
Total external assets	893,867	620,193	1,341,575	152,049	3,007,684
Customer accounts	793,310	472,424	332,303	458	1,598,495
Constant currency risk-weighted assets4	184,519	344,217	225,836	88,496	843,068
1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2     Net operating income/(expense) before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3     In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers' respective needs, a portfolio of our customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
4     Constant currency risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences.
5     Net interest expense recognised in the Corporate Centre includes $8.7bn (2022: $2.5bn) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function. In the second quarter of 2023, we implemented a consistent reporting approach across the most material entities that contribute to our trading and fair value net assets, which resulted in an increase to the associated funding costs reported through the intersegment elimination in Corporate Centre.
6     Includes an impairment loss of $3.0bn recognised in respect of the Group's investment in BoCom. See Note 18 on page 391 of the Annual Report and Accounts 2023.

Consolidated income statement
for the year ended 31 December 2023

	2023	20221
	$m	$m
Net interest income	35,796	30,377
- interest income2,3	100,868	52,826
- interest expense4	(65,072)	(22,449)
Net fee income	11,845	11,770
- fee income	15,616	15,124
- fee expense	(3,771)	(3,354)
Net income from financial instruments held for trading or managed on a fair value basis	16,661	10,278
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	7,887	(13,831)
Insurance finance (expense)/income	(7,809)	13,799
Insurance service result	1,078	809
- insurance revenue	2,259	1,977
- insurance service expense	(1,181)	(1,168)
Gain on acquisition5	1,591	-
(Impairment)/reversal of impairment relating to the sale of our retail banking operations in France6	150	(2,316)
Other operating (expense)/income7	(1,141)	(266)
Net operating income before change in expected credit losses and other credit impairment charges8	66,058	50,620
Change in expected credit losses and other credit impairment charges	(3,447)	(3,584)
Net operating income	62,611	47,036
Employee compensation and benefits	(18,220)	(18,003)
General and administrative expenses	(10,383)	(10,848)
Depreciation and impairment of property, plant and equipment and right-of-use assets9	(1,640)	(2,149)
Amortisation and impairment of intangible assets	(1,827)	(1,701)
Total operating expenses	(32,070)	(32,701)
Operating profit	30,541	14,335
Share of profit in associates and joint ventures	2,807	2,723
Impairment of interest in associate	(3,000)	-
Profit before tax	30,348	17,058
Tax expense	(5,789)	(809)
Profit for the year	24,559	16,249
Attributable to:
- ordinary shareholders of the parent company	22,432	14,346
- other equity holders	1,101	1,213
- non-controlling interests	1,026	690
Profit for the year	24,559	16,249
	$	$
Basic earnings per ordinary share	1.15	0.72
Diluted earnings per ordinary share	1.14	0.72
1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2   Interest income includes $88,657m (2022: $45,994m) of interest recognised on financial assets measured at amortised cost and $12,134m (2022: $6,293m) of interest recognised on financial assets measured at fair value through other comprehensive income.
3     Interest income is calculated using the effective interest method and comprises mainly interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
4     Interest expense includes $62,095m (2022: $20,798m) of interest on financial instruments, excluding interest on debt instruments issued by HSBC for funding purposes that are designated under the fair value option to reduce an accounting mismatch and on derivatives managed in conjunction with those debt instruments included in interest expense.
5   Provisional gain recognised in respect of the acquisition of SVB UK.
6   In the fourth quarter of 2023, an impairment loss of $2.0bn was recognised relating to the sale of our retail banking operations in France. This largely offset the $2.1bn recognised in the first quarter of 2023 on the reversal of the held for sale classification at that time. In 2023, a total net $0.1bn of credit was recognised in other operating income, reflecting the net asset value disposed under the final terms of sale. The $0.4bn impairment of goodwill recognised in the third quarter in 2022 has not been reversed.
7   Other operating (expense)/income includes a loss on net monetary positions of $1,667m (2022: $678m) as a result of applying IAS 29 'Financial Reporting in Hyperinflationary Economies' and the disposal losses on capitalised Markets Treasury repositioning of $977m in 2023.
8     Net operating income before change in expected credit losses and other credit impairment charges also referred to as revenue.
9   Includes depreciation of the right-of-use assets of $663m (2022: $717m).

Consolidated statement of comprehensive income
for the year ended 31 December 2023

	2023	2022¹
	$m	$m
Profit for the year	24,559	16,249
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	2,599	(7,232)
- fair value gains/(losses)	2,381	(9,618)
- fair value losses/(gains) transferred to the income statement on disposal	905	(18)
- expected credit (recoveries)/losses recognised in the income statement	59	56
- income taxes	(746)	2,348
Cash flow hedges	2,953	(3,655)
- fair value gains/(losses)	2,534	(4,207)
- fair value (gains)/losses reclassified to the income statement	1,463	(758)
- income taxes	(1,044)	1,310
Share of other comprehensive income/(expense) of associates and joint ventures	47	(367)
- share for the year	47	(367)
Net finance income/(expenses) from insurance contracts	(364)	1,775
- before income taxes	(491)	2,393
- income taxes	127	(618)
Exchange differences	(204)	(9,918)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	1	280
Remeasurement of defined benefit liability	(314)	(1,031)
- before income taxes	(413)	(1,723)
- income taxes	99	692
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(1,219)	1,922
- before income taxes	(1,617)	2,573
- income taxes	398	(651)
Equity instruments designated at fair value through other comprehensive income	(120)	107
- fair value gains/(losses)	(120)	107
Effects of hyperinflation	1,604	877
Other comprehensive income/(expense) for the year, net of tax	4,983	(17,242)
Total comprehensive income/(expense) for the year	29,542	(993)
Attributable to:
- ordinary shareholders of the parent company	27,397	(2,810)
- other equity holders	1,101	1,213
- non-controlling interests	1,044	604
Total comprehensive income/(expense) for the year	29,542	(993)
1   From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.

Consolidated balance sheet
at 31 December 2023
	At1
	31 Dec	31 Dec
	2023	2022
	$m	$m
Assets
Cash and balances at central banks	285,868	327,002
Items in the course of collection from other banks	6,342	7,297
Hong Kong Government certificates of indebtedness	42,024	43,787
Trading assets	289,159	218,093
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	110,643	100,101
Derivatives	229,714	284,159
Loans and advances to banks	112,902	104,475
Loans and advances to customers	938,535	923,561
Reverse repurchase agreements - non-trading	252,217	253,754
Financial investments	442,763	364,726
Assets held for sale	114,134	115,919
Prepayments, accrued income and other assets	165,255	156,149
Current tax assets	1,536	1,230
Interests in associates and joint ventures	27,344	29,254
Goodwill and intangible assets	12,487	11,419
Deferred tax assets	7,754	8,360
Total assets	3,038,677	2,949,286
Liabilities
Hong Kong currency notes in circulation	42,024	43,787
Deposits by banks	73,163	66,722
Customer accounts	1,611,647	1,570,303
Repurchase agreements - non-trading	172,100	127,747
Items in the course of transmission to other banks	7,295	7,864
Trading liabilities	73,150	72,353
Financial liabilities designated at fair value	141,426	127,321
Derivatives	234,772	285,762
Debt securities in issue	93,917	78,149
Liabilities of disposal groups held for sale	108,406	114,597
Accruals, deferred income and other liabilities	136,606	134,313
Current tax liabilities	2,777	1,135
Insurance contract liabilities	120,851	108,816
Provisions	1,741	1,958
Deferred tax liabilities	1,238	972
Subordinated liabilities	24,954	22,290
Total liabilities	2,846,067	2,764,089
Equity
Called up share capital	9,631	10,147
Share premium account	14,738	14,664
Other equity instruments	17,719	19,746
Other reserves	(8,907)	(9,133)
Retained earnings	152,148	142,409
Total shareholders' equity	185,329	177,833
Non-controlling interests	7,281	7,364
Total equity	192,610	185,197
Total liabilities and equity	3,038,677	2,949,286
1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the year ended 31 December 2022 have been restated accordingly.

Consolidated statement of changes in equity
for the year ended 31 December 2023

			Other reserves
	Called up share capital and share premium	Other equity instru-ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves1,2	Insurance finance reserve3	Retained earnings 1,4	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	24,811	19,746	(7,038)	(3,808)	(32,575)	33,209	1,079	142,409	177,833	7,364	185,197
Profit for the year	-	-	-	-	-	-	-	23,533	23,533	1,026	24,559
Other comprehensive income (net of tax)	-	-	2,402	3,030	(211)	1	(371)	114	4,965	18	4,983
- debt instruments at fair value through other comprehensive income	-	-	2,574	-	-	-	-	-	2,574	25	2,599
- equity instruments designated at fair value through other comprehensive income	-	-	(93)	-	-	-	-	-	(93)	(27)	(120)
- cash flow hedges	-	-	-	2,919	-	-	-	-	2,919	34	2,953
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	(1,220)	(1,220)	1	(1,219)
- property revaluation	-	-	-	-	-	1	-	-	1	-	1
- remeasurement of defined benefit asset/liability	-	-	-	-	-	-	-	(317)	(317)	3	(314)
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-	-	47	47	-	47
- effects of hyperinflation	-	-	-	-	-	-	-	1,604	1,604	-	1,604
- insurance finance income/(expense) recognised in other comprehensive income	-	-	-	-	-	-	(364)	-	(364)	-	(364)
- exchange differences	-	-	(79)	111	(211)	-	(7)	-	(186)	(18)	(204)
Total comprehensive income for the year	-	-	2,402	3,030	(211)	1	(371)	23,647	28,498	1,044	29,542
Shares issued under employee remuneration and share plans	79	-	-	-	-	-	-	(79)	-	-	-
Capital securities issued5	-	1,996	-	-	-	-	-	-	1,996	-	1,996
Dividends to shareholders	-	-	-	-	-	-	-	(11,593)	(11,593)	(603)	(12,196)
Redemption of securities6	-	(4,023)	-	-	-	-	-	20	(4,003)	-	(4,003)
Transfers7	-	-	-	-	-	(5,130)	-	5,130	-	-	-
Cost of share-based payment arrangements	-	-	-	-	-	-	-	482	482	-	482
Share buy-back8	-	-	-	-	-	-	-	(7,025)	(7,025)	-	(7,025)
Cancellation of shares	(521)	-	-	-	-	521	-	-	-	-	-
Other movements	-	-	1,129	(255)	(967)	-	77	(843)	(859)	(524)	(1,383)
At 31 Dec 2023	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610

Consolidated statement of changes in equity (continued)
for the year ended 31 December 2022
			Other reserves
	Called up share capital and share premium	Other equity instru-ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves1,2	Insurance finance reserve3	Retainedearnings 1,4	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2021 (IFRS 4)	24,918	22,414	(634)	(197)	(22,769)	30,060	-	144,458	198,250	8,527	206,777
Impact on transition to IFRS 179	-	-	683	-	-	-	(696)	(9,222)	(9,235)	(1,224)	(10,459)
At 1 Jan 2022	24,918	22,414	49	(197)	(22,769)	30,060	(696)	135,236	189,015	7,303	196,318
Profit for the year	-	-	-	-	-	-	-	15,559	15,559	690	16,249
Other comprehensive income (net of tax)	-	-	(7,089)	(3,613)	(9,806)	174	1,775	1,403	(17,156)	(86)	(17,242)
- debt instruments at fair value through other comprehensive income	-	-	(7,181)	-	-	-	-	-	(7,181)	(51)	(7,232)
- equity instruments designated at fair value through other comprehensive income	-	-	92	-	-	-	-	-	92	15	107
- cash flow hedges	-	-	-	(3,613)	-	-	-	-	(3,613)	(42)	(3,655)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	1,922	1,922	-	1,922
- property revaluation	-	-	-	-	-	174	-	-	174	106	280
- remeasurement of defined benefit asset/liability	-	-	-	-	-	-	-	(1,029)	(1,029)	(2)	(1,031)
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-		(367)	(367)	-	(367)
- effects of hyperinflation	-	-	-	-	-	-	-	877	877	-	877
- insurance finance income/(expense) recognised in other comprehensive income	-	-	-	-	-	-	1,775	-	1,775	-	1,775
- exchange differences	-	-	-	-	(9,806)	-	-	-	(9,806)	(112)	(9,918)
Total comprehensive income for the year	-	-	(7,089)	(3,613)	(9,806)	174	1,775	16,962	(1,597)	604	(993)
Shares issued under employee remuneration and share plans	67	-	-	-	-	-	-	(67)	-	-	-
Dividends to shareholders	-	-	-	-	-	-	-	(6,544)	(6,544)	(426)	(6,970)
Redemption of securities	-	(2,668)	-	-	-	-	-	402	(2,266)	-	(2,266)
Transfers	-	-	-	-	-	2,499	-	(2,499)	-	-	-
Cost of share-based payment arrangements	-	-	-	-	-	-	-	400	400	-	400
Share buy-back	-	-	-	-	-	-	-	(1,000)	(1,000)	-	(1,000)
Cancellation of shares	(174)	-	-	-	-	174	-	-	-	-	-
Other movements	-	-	2	2	-	302	-	(481)	(175)	(117)	(292)
At 31 Dec 2022	24,811	19,746	(7,038)	(3,808)	(32,575)	33,209	1,079	142,409	177,833	7,364	185,197
1     Cumulative goodwill amounting to $5,138m was charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including $3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of $1,669m was charged against retained earnings.
2     Statutory share premium relief under section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC Continental Europe in 2000 and HSBC Finance Corporation in 2003, and the shares issued were recorded at their nominal value only. In HSBC's consolidated financial statements, the fair value differences of $8,290m in respect of HSBC Continental Europe and $12,768m in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited, following a number of intra-Group reorganisations. During 2009, pursuant to section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and $15,796m was recognised in the merger reserve.
3     The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income ('OCI').
4     At 31 December 2023, retained earnings included 256,289,431 treasury shares (2022: 554,452,437). These include treasury shares held within HSBC's insurance business's retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Markets and Securities Services.
5     In March 2023, HSBC Holdings issued $2,000m 8.000% contingent convertible securities on which there were $4m of external issue costs.
6     In March 2023, HSBC Holdings redeemed $2,350m 6.250% contingent convertible securities. In September 2023, HSBC Holdings further redeemed €1,000m 6.000% and SGD750m 5.000% contingent convertible securities.
7     At 31 December 2023, an impairment of $5,512m of HSBC Overseas Holdings (UK) Limited was recognised, resulting in a permitted transfer of $5,130m from the merger reserve to retained earnings and a realisation of $382m shared-based payment reserve within retained earnings.
8     In May 2023, HSBC Holdings announced a share buy-back of up to $2.0bn, which was completed in July 2023. In August 2023, HSBC Holdings announced another share buy-back of up to $2.0bn, which was completed in October 2023. In October 2023, HSBC Holdings further announced a share buy-back of up to $3.0bn, which was completed in February 2024.
9     The impact of IFRS 17 on previously reported total equity was $(10,831)m at 31 December 2022.

Consolidated statement of cash flows
for the year ended 31 December 2023
	2023	20221
	$m	$m
Profit before tax	30,348	17,058
Adjustments for non-cash items:
Depreciation, amortisation and impairment	3,466	3,850
Net loss/(gain) from investing activities	1,213	11
Share of profit in associates and joint ventures	(2,807)	(2,723)
Impairment of interest in associate	3,000	-
(Gain)/loss on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	(1,775)	2,554
Change in expected credit losses gross of recoveries and other credit impairment charges	3,717	3,898
Provisions including pensions	266	638
Share-based payment expense	482	400
Other non-cash items included in profit before tax	(4,299)	(774)
Elimination of exchange differences2	(10,678)	48,718
Changes in operating assets and liabilities
Change in net trading securities and derivatives	(63,247)	20,166
Change in loans and advances to banks and customers	(14,145)	31,649
Change in reverse repurchase agreements - non-trading	(2,095)	(23,405)
Change in financial assets designated and otherwise mandatorily measured at fair value	(9,994)	14,164
Change in other assets3	(10,254)	(12,858)
Change in deposits by banks and customer accounts	45,021	(91,194)
Change in repurchase agreements - non-trading	43,366	4,344
Change in debt securities in issue	11,945	12,518
Change in financial liabilities designated at fair value	10,097	(13,654)
Change in other liabilities	8,742	6,021
Dividends received from associates	1,067	944
Contributions paid to defined benefit plans	(208)	(194)
Tax paid	(4,117)	(2,776)
Net cash from operating activities	39,111	19,355
Purchase of financial investments3	(563,561)	(511,097)
Proceeds from the sale and maturity of financial investments3	504,174	492,624
Net cash flows from the purchase and sale of property, plant and equipment	(1,145)	(1,284)
Net cash flows from disposal of loan portfolio and customer accounts	623	(3,530)
Net investment in intangible assets	(2,550)	(3,125)
Net cash flow from (acquisition)/disposal of subsidiaries, businesses, associates and joint ventures4	(453)	(989)
Net cash from investing activities	(62,912)	(27,401)
Issue of ordinary share capital and other equity instruments	1,996	-
Cancellation of shares	(5,812)	(2,285)
Net sales/(purchases) of own shares for market-making and investment purposes	(614)	(91)
Net cash flow from change in stake of subsidiaries	(19)	(197)
Redemption of preference shares and other equity instruments	(4,003)	(2,266)
Subordinated loan capital issued	5,237	7,300
Subordinated loan capital repaid5	(2,147)	(1,777)
Dividends paid to shareholders of the parent company and non-controlling interests	(12,196)	(6,970)
Net cash from financing activities	(17,558)	(6,286)
Net increase/(decrease) in cash and cash equivalents	(41,359)	(14,332)
Cash and cash equivalents at 1 Jan	521,671	574,032
Exchange differences in respect of cash and cash equivalents	10,621	(38,029)
Cash and cash equivalents at 31 Dec6	490,933	521,671
Cash and cash equivalents comprise:
- cash and balances at central banks	285,868	327,002
- items in the course of collection from other banks	6,342	7,297
- loans and advances to banks of one month or less	76,620	72,295
- reverse repurchase agreements with banks of one month or less	64,341	68,682
- treasury bills, other bills and certificates of deposit less than three months	33,303	26,727
- cash collateral and net settlement accounts	15,819	19,445
- cash and cash equivalents held for sale7	15,935	8,087
- less: items in the course of transmission to other banks	(7,295)	(7,864)
Cash and cash equivalents at 31 Dec6	490,933	521,671

Interest received was $98,910m (2022: $55,664m), interest paid was $65,980m (2022: $22,856m) and dividends received (excluding dividends received from associates, which are presented separately above) were $1,869m (2022: $1,638m).
1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2   Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
3     Post adoption of IFRS 17 'Insurance Contracts', certain assets have been reclassified from 'Investing activities' to 'Operating activities'. The comparative data have not been re-presented.
4   The 'Net cash flow on (acquisition)/disposal of subsidiaries, businesses, associates and joint ventures' includes $1.2bn of net cash inflows from the acquisition of Silicon Valley Bank UK Limited in March 2023.
5   Subordinated liabilities changes during the year are attributable to repayments of $(2.1)bn (2022: $(1.8)bn) of securities. Non-cash changes during the year included foreign exchange gains/(losses) of $0.6bn (2022: $(1.1)bn) and fair value gains/(losses) of $0.8bn (2022: $(3.1)bn).
6   At 31 December 2023, $61.8bn (2022: $59.3bn) was not available for use by HSBC due to a range of restrictions, including currency exchange and other restrictions.
7   Includes $5.6bn (2022: $6.5bn) of cash and balances at central banks, $0.2bn (2022: $1.3bn) of reverse repurchase agreements with banks of one month or less, $10.5bn (2022: $0.2bn) of loans and advances to banks of one month or less and items in the course of transmission to other banks $(0.4)bn (2022: $(0.2)bn).

1	Basis of preparation and material accounting policies

The basis of preparation and summary of material accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, in the Financial Statements in the Annual Report and Accounts 2023.
(a)   Compliance with International Financial Reporting Standards
The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS Accounting Standards'), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS Accounting Standards for the periods presented. There were no unendorsed standards effective for the year ended 31 December 2023 affecting these consolidated and separate financial statements.
Standards adopted during the year ended 31 December 2023
IFRS 17 'Insurance Contracts'
On 1 January 2023, the Group adopted the requirements of IFRS 17 'Insurance Contracts' retrospectively with comparatives restated from the transition date, 1 January 2022. At transition, the Group's total equity reduced by $10,459m.
On adoption of IFRS 17, balances based on IFRS 4, including the present value of in-force long-term insurance business ('PVIF') asset in relation to the upfront recognition of future profits of in-force insurance contracts, were derecognised. Insurance contract liabilities have been remeasured under IFRS 17 based on groups of insurance contracts, which include the fulfilment cash flows comprising the best estimate of the present value of the future cash flows (for example premiums and payouts for claims, benefits and expenses), together with a risk adjustment for non-financial risk, as well as the contractual service margin ('CSM'). The CSM represents the unearned profits that will be released and systematically recognised in insurance revenue as services are provided over the expected coverage period.
In addition, the Group has made use of the option under the standard to re-designate certain eligible financial assets held to support insurance contract liabilities, which were predominantly measured at amortised cost, as financial assets measured at fair value through profit or loss, with comparatives restated from the transition date. The effects of adoption of IFRS 17 are set out in Note 38 of the Annual Report and Accounts 2023 with a description of the policy in Note 1.2(j) of the Annual Report and Accounts 2023.
(b)   Differences between IFRS Accounting Standards and Hong Kong Financial Reporting Standards
There are no significant differences between IFRS Accounting Standards and Hong Kong Financial Reporting Standards in terms of their application to HSBC, and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The 'Notes on the financial statements', taken together with the 'Report of the Directors' in the Annual Report and Accounts 2023, include the aggregate of all disclosures necessary to satisfy IFRS Accounting Standards and Hong Kong Financial Reporting Standards.
(c)   Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, liquidity, capital requirements and capital resources.
These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment following rising inflation, slower Chinese economic activity, and disrupted supply chains as a result of the ongoing Russia-Ukraine and Israel-Hamas wars. They also included other top and emerging risks, including climate change, as well as the related impacts on profitability, capital and liquidity.

2	Tax

Tax expense
	2023	2022
	$m	$m
Current tax1	5,718	2,984
- for this year	5,737	3,264
- adjustments in respect of prior years	(19)	(280)
Deferred tax	71	(2,175)
- origination and reversal of temporary differences	19	(2,278)
- effect of changes in tax rates	17	(293)
- adjustments in respect of prior years	35	396
Year ended 31 Dec2	5,789	809
1   Current tax included Hong Kong profits tax of $1,328m (2022: $604m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2022: 16.5%).
2   In addition to amounts recorded in the income statement, a tax credit of $41m (2022: credit of $145m) was recorded directly to equity.

Tax reconciliation
The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2023		2022
	$m	%	$m	%
Profit before tax	30,348		17,058
Tax expense
Taxation at UK corporation tax rate of 23.5% (2022: 19.0%)	7,132	23.5	3,241	19.0
Impact of differently taxed overseas profits in overseas locations	(612)	(2.0)	459	2.7
UK banking surcharge	350	1.2	283	1.7
Items increasing tax charge in 2023:
- impairment of interest in associate	705	2.3	-	-
- local taxes and overseas withholding taxes	419	1.4	346	2.0
- impacts of hyperinflation	348	1.1	171	1.0
- other permanent disallowables	227	0.7	363	2.1
- bank levy	112	0.4	59	0.3
- impact of changes in tax rates	17	0.1	(293)	(1.7)
- adjustments in respect of prior period	16	0.1	116	0.7
- tax impact of sale of French retail banking business	-	-	115	0.7
Items reducing tax charge in 2023:
- non-taxable income and gains	(1,189)	(3.9)	(825)	(4.8)
- effect of profits in associates and joint ventures	(571)	(1.9)	(504)	(3.1)
- movements in provisions for uncertain tax positions	(472)	(1.6)	27	0.2
- accounting gain on acquisition of SVB UK	(442)	(1.5)	-	-
- deductions for AT1 coupon payments	(229)	(0.7)	(246)	(1.4)
- movements in unrecognised deferred tax	(22)	(0.1)	(2,503)	(14.7)
Year ended 31 December	5,789	19.1	809	4.7

The Group's profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for 2023 include Hong Kong (16.5%), the US (21%) and the UK (23.5%). If the Group's profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 22.6% (2022: 23.3%).
The effective tax rate for the year of 19.1% was higher than in the previous year (2022: 4.7%). The effective tax rate for the year was increased by 2.3% by the non-taxable impairment of the Group's interest in BoCom, reduced by 1.6% by the release of provisions for uncertain tax positions and reduced by 1.5% by the non-taxable accounting gain on the acquisition of SVB UK. The effective tax rate for 2022 was reduced by 14.7% as a result of the recognition of previously unrecognised losses in the UK of $2.2bn and France of $0.3bn, in light of improved forecast profitability.
On 20 June 2023, legislation was substantively enacted in the UK to introduce the 'Pillar Two' global minimum tax model rules of the OECD's Inclusive Framework on Base Erosion and Profit Shifting ('BEPS') and a UK qualified domestic minimum top-up tax, with effect from 1 January 2024. Under these rules, a top-up tax liability arises where the effective tax rate of the Group's operations in a jurisdiction, calculated using principles set out in the Pillar Two legislation, is below 15%. Any resulting tax is payable by HSBC Holdings plc, being the Group's ultimate parent, to HMRC. In response to the OECD's Pillar Two global minimum tax rules, many national governments have announced their intention to introduce domestic minimum tax rules that are closely aligned to the OECD's Pillar Two model rules. Where such qualifying domestic minimum tax rules are introduced, they may be expected to have the effect of increasing local tax liabilities to the 15%minimum rate, eliminating the top-up tax liability payable in the UK by HSBC Holdings plc in such cases. Based on the Group's forecasts, top-up tax liabilities are expected to arise in approximately 10 jurisdictions as a result of low or 0% statutory tax rates, in particular in respect of the Group's banking operations in Bermuda and the Channel Islands. Additionally, the application of local tax laws in Hong Kong and mainland China, particularly with regard to the non-taxation of dividend income and income on government bonds, has typically resulted in effective tax rates of below 15%. This is expected to create future top-up tax liabilities in these jurisdictions, which have statutory tax rates of16.5% and 25%, respectively. The application of the Pillar Two global minimum tax rules and the introduction of new domestic minimum tax regimes are currently forecast to increase the Group's annual effective tax rate by around 0.5 and 1.0 percentage points.
Accounting for taxes involves some estimation because tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. Exposures relating to legacy tax cases were reassessed during 2023, resulting in a credit of $472m to the income statement. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

Movement of deferred tax assets and liabilities
	Loan impairment provisions	Unused tax losses and tax credits	Financial assets at FVOCI	Cash flow hedges	Retirement obligations	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets	1,062	4,397	850	1,271	-	3,048	10,628
Liabilities	-	-	-	-	(1,673)	(1,567)	(3,240)
At 1 Jan 2023	1,062	4,397	850	1,271	(1,673)	1,481	7,388
Income statement	(39)	102	541	1	(114)	(562)	(71)
Other comprehensive income	-	-	(598)	(974)	99	399	(1,074)
Foreign exchange and other adjustments	135	45	83	121	(126)	15	273
At 31 Dec 2023	1,158	4,544	876	419	(1,814)	1,333	6,516
Assets1	1,158	4,544	876	419	-	2,933	9,930
Liabilities1	-	-	-	-	(1,814)	(1,600)	(3,414)

Assets2	1,151	2,001	382	154	-	1,744	5,432
Liabilities2	-	-	-	-	(2,819)	(475)	(3,294)
At 1 Jan 2022	1,151	2,001	382	154	(2,819)	1,269	2,138
Income statement	7	2,425	(1,127)	1	217	652	2,175
Other comprehensive income	-	-	2,281	1,159	692	(1,260)	2,872
Foreign exchange and other adjustments	(96)	(29)	(686)	(43)	237	820	203
At 31 Dec 2022	1,062	4,397	850	1,271	(1,673)	1,481	7,388
Assets1	1,062	4,397	850	1,271	-	3,048	10,628
Liabilities1	-	-	-	-	(1,673)	(1,567)	(3,240)
1     After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets of $7,754m (2022: $8,360m) and deferred tax liabilities of $1,238m (2022: $972m).
2     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. We have restated 2022 comparative data.
In applying judgement in recognising deferred tax assets, management has assessed all relevant information, including future business profit projections and the track record of meeting forecasts. Management's assessment of the likely availability of future taxable profits against which to recover deferred tax assets is based on the most recent financial forecasts approved by management, which cover a five-year period and are extrapolated where necessary, and takes into consideration the reversal of existing taxable temporary differences and past business performance. When forecasts are extrapolated beyond five years, a number of different scenarios are considered, reflecting different downward risk adjustments, in order to assess the sensitivity of our recognition and measurement conclusions in the context of such longer-term forecasts.
The Group's net deferred tax asset of $6.5bn (2022: $7.4bn) included $3.3bn (2022: $4.0bn) of deferred tax assets relating to the UK, $3.1bn (2022: $3.3bn) of deferred tax assets relating to the US and a net deferred asset of $0.9bn (2022: $1.0bn) in France.
The UK deferred tax asset of $3.3bn excluded a $1.9bn deferred tax liability arising on the UK pension scheme surplus, the reversal of which is not taken into account when estimating future taxable profits. The UK deferred tax assets are supported by forecasts of taxable profit, also taking into consideration the history of profitability in the relevant businesses. The majority of the deferred tax asset relates to tax attributes which do not expire and are forecast to be recovered within four years and as such are less sensitive to changes in long-term profit forecasts.
The net US deferred tax asset of $3.1bn included $1.3bn related to US tax losses, of which $1.0bn expire in 10 to 15 years. Management expects the US deferred tax asset to be substantially recovered within 14 years, with the majority recovered in the first nine years.
The net deferred tax asset in France of $0.9bn included $0.7bn related to tax losses, which are expected to be substantially recovered within
12 years.
Unrecognised deferred tax
The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $10.4bn (2022: $9.2bn). This amount included unused US state tax losses of $4.0bn (2022: $4.1bn) which are forecast to expire before they are recovered and unused UK tax losses of $4.5bn (2022: $3.5bn), which arose prior to 1 April 2017 and can only be recovered against future taxable profits of HSBC Holdings. No deferred tax was recognised on these losses due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them. Deferred tax asset recognition is reassessed at each balance sheet date based on the available evidence. Of the total amounts unrecognised, $5.1bn (2022: $3.6bn) had no expiry date, $0.5bn (2022: $1.2bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.
Deferred tax is not recognised in respect of the Group's investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches was $14.4bn (2022: $11.7bn) and the corresponding unrecognised deferred tax liability was $0.7bn (2022: $0.7bn).

3	Dividends

Dividends to shareholders of the parent company
	2023		2022
	Per share	Total	Per share	Total
	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
- second interim dividend	0.23	4,589	0.18	3,576
In respect of current year:
- first interim dividend	0.10	2,001	0.09	1,754
- second interim dividend	0.10	1,956	-	-
- third interim dividend	0.10	1,946	-	-
Total	0.53	10,492	0.27	5,330
Total coupons on capital securities classified as equity		1,101		1,214
Dividends to shareholders		11,593		6,544

On 4 January 2024, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($33m). No liability was recorded in the balance sheet at 31 December 2023 in respect of this coupon payment.
The distributable reserves of HSBC Holdings at 31 December 2023 were $30.9bn, a $4.3bn decrease since 2022, primarily driven by $18.6bn in ordinary dividend, additional tier 1 coupon and share buy-back payments, offset by profits generated and other reserve movements of $14.3bn. Distributable reserves are sensitive to impairments of investments in subsidiaries to the extent they are not offset by the realisation of related reserves. The impairment of BoCom in 2023 did not impact distributable reserves, as its intermediate parent and direct subsidiary of HSBC Holdings, HSBC Asia Holdings Limited, was not impaired.

Fourth interim dividend for 2023
On 21 February 2024, the Directors approved a fourth interim dividend in respect of the financial year ended 31 December 2023 of $0.31 per ordinary share, a distribution of approximately $5,913m. The fourth interim dividend for 2023 will be payable on 25 April 2024 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 8 March 2024. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2023.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 15 April 2024. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 7 March 2024.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pounds sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends, www.investorcentre.com/hk, or www.hkexnews.hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.
Changes to currency elections must be received by 11 April 2024 to be effective for this dividend.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 25 April 2024 to holders of record on 8 March 2024. The dividend of $1.55 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary, elections must be received by 4 April 2024.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 8 March 2024 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 8 March 2024. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 7 March 2024.
Transfers of ADSs must be lodged with the depositary by 11.00am on 8 March 2024 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

4	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	2023			2022¹
	Profit	Number of shares	Per share	Profit	Number of shares	Per share
	$m	(millions)	$	$m	(millions)	$
Basic2	22,432	19,478	1.15	14,346	19,849	0.72
Effect of dilutive potential ordinary shares		122			137
Diluted2	22,432	19,600	1.14	14,346	19,986	0.72
1   From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.
2   Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).
The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares was

23 million (2022: 9.4million).

5	Constant currency balance sheet reconciliation

	At
	31 Dec 2023	31 Dec 20221
	Reported and constant currency	Constant currency	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	938,535	941,548	(17,987)	923,561
Interests in associates and joint ventures	27,344	28,783	471	29,254
Total external assets	3,038,677	3,007,684	(58,398)	2,949,286
Customer accounts	1,611,647	1,598,495	(28,192)	1,570,303

1     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data for the financial year ended 31 December 2022 have been restated accordingly.

6	Reported and constant currency results1

	Year ended
	2023	20222
	$m	$m
Revenue3
Reported	66,058	50,620
Currency translation	0	(749)
Constant currency	66,058	49,871
Change in expected credit losses and other credit impairment charges
Reported	(3,447)	(3,584)
Currency translation	0	(46)
Constant currency	(3,447)	(3,630)
Operating expenses
Reported	(32,070)	(32,701)
Currency translation	0	399
Constant currency	(32,070)	(32,302)
Share of profit in associates and joint ventures less impairment
Reported4	(193)	2,723
Currency translation	0	(121)
Constant currency	(193)	2,602
Profit before tax
Reported	30,348	17,058
Currency translation	0	(517)
Constant currency	30,348	16,541
1     In the current period constant currency results are equal to reported as there is no currency translation.
2     From 1 January 2023, we adopted IFRS 17 'Insurance Contracts', which replaced IFRS 4 'Insurance Contracts'. Comparative data have been restated accordingly.
3     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
4   Includes an impairment loss of $3.0bn recognised in respect of the Group's investment in BoCom. See Note 18 on page 391 of the Annual Report and Accounts 2023.

Notable items
	Year ended
	2023	2022
	$m	$m
Revenue
Disposals, acquisitions and related costs1,2,3	1,298	(2,737)
Fair value movements on financial instruments4	14	(618)
Restructuring and other related costs5	-	(247)
Disposal losses on Markets Treasury repositioning	(977)	-
Operating expenses
Disposals, acquisitions and related costs	(321)	(18)
Restructuring and other related costs6	136	(2,882)
Impairment of interest in associate7	(3,000)	-
Tax
Tax credit on notable items	207	1,026
Recognition of losses	-	2,333
Uncertain tax positions	427	(142)
1     Includes losses from classifying businesses as held for sale as part of a broader restructuring of our European business which includes the impact of the sale of our retail banking operations in France.
2     Includes fair value movements on the foreign exchange hedging of the expected proceeds from the planned sale of our banking operations in Canada.
3   Includes the provisional gain of $1.6bn recognised in respect of the acquisition of SVB UK.
4     Fair value movements on non-qualifying hedges in HSBC Holdings.
5   Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.
6     Amounts in 2023 relate to reversals of restructuring provisions recognised during 2022.
7   Relates to an impairment loss of $3.0bn recognised in respect of the Group's investment in BoCom. See Note 18 on page 391 of the Annual Report and Accounts 2023.

7	Contingent liabilities, contractual commitments and guarantees

	2023	2022
	$m	$m
Guarantees and other contingent liabilities:
- financial guarantees	17,009	18,783
- performance and other guarantees	94,277	88,240
- other contingent liabilities	636	676
At 31 Dec	111,922	107,699
Commitments1:
- documentary credits and short-term trade-related transactions	7,818	8,241
- forward asset purchases and forward deposits placed	78,535	50,852
- standby facilities, credit lines and other commitments to lend	810,797	768,761
At 31 Dec	897,150	827,854
1     Includes $661,015m of commitments at 31 December 2023 (31 December 2022: $618,788m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.
The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 28 of the Annual Report and Accounts 2023.
The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC's annual credit review process.
Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are excluded from this note but are disclosed in Notes 28 and 36 of the Annual Report and Accounts 2023.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme ('FSCS') provides compensation, up to certain limits, to eligible customers of financial services firms that are unable, or likely to be unable, to pay claims against them. The FSCS may impose a further levy on the Group to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse. The ultimate FSCS levy to the industry as a result of a collapse cannot be estimated reliably. It is dependent on various uncertain factors including the potential recovery of assets by the FSCS, changes in the level of protected products (including deposits and investments) and the population of FSCS members at the time.
Associates
HSBC's share of associates' contingent liabilities, contractual commitments and guarantees amounted to $69.9bn at 31 December 2023 (2022: $64.8bn). No matters arose where HSBC was severally liable.

8	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of our Annual Report and Accounts 2023. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2023 (see Note 28 of our Annual Report and Accounts 2023).  Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities'). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others, seeking recovery of alleged transfers from Madoff Securities to HSBC in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York (the 'US Bankruptcy Court').
Certain Fairfield entities (together, 'Fairfield') (in liquidation) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments in the amount of $382m (plus interest). Fairfield's claims against most of the HSBC companies have been dismissed by the US Bankruptcy Court and the US District Court for the Southern District of New York, but remain pending on appeal before the US Court of Appeals for the Second Circuit. Fairfield's claims against HSBC Private Bank (Suisse) SA and HSBC Securities Services Luxembourg ('HSSL') have not been dismissed and their appeals are also pending before the US Court of Appeals for the Second Circuit. Meanwhile, proceedings before the US Bankruptcy Court with respect to the claims against HSBC Private Bank (Suisse) SA and HSSL are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC. The claim has not yet been served and the amount claimed has not been specified.
Cayman Islands litigation: In February 2013, Primeo Fund ('Primeo') (in liquidation) brought an action against HSSL and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages. Following dismissal of Primeo's action by the Grand Court and Court of Appeal of the Cayman Islands, in 2019, Primeo appealed to the Judicial Committee of the Privy Council. In November 2023, the Privy Council issued a judgment upholding the dismissal of Primeo's claims. This matter is now closed.
Luxembourg litigation: In 2009, Herald Fund SPC ('Herald') (in liquidation) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities in the amount of $2.5bn (plus interest), or damages in the amount of $2bn (plus interest). In 2018, HSBC Bank plc was added to the claim and Herald increased the amount of the alleged damages claim to $5.6bn (plus interest). The Luxembourg District Court has dismissed Herald's securities restitution claim, but reserved Herald's cash restitution and damages claims. Herald has appealed this dismissal to the Luxembourg Court of Appeal, where the matter is pending.
Beginning in 2009, various HSBC companies have been named as defendants in a number of actions brought by Alpha Prime Fund Limited ('Alpha Prime') in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.
Beginning in 2014, HSSL and the Luxembourg branch of HSBC Bank plc have been named as defendants in a number of actions brought by Senator Fund SPC ('Senator') before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.
US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Seven actions, which seek damages for unspecified amounts, remain pending and HSBC's motions to dismiss have been granted in three of these cases. These dismissals are subject to appeals and/or the plaintiffs re-pleading their claims. The four other actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Interbank offered rates investigation and litigation
Euro interest rate derivatives: In December 2016, the European Commission ('EC') issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021. In January 2023, the European Court of Justice dismissed an appeal by HSBC and upheld the EC's findings on HSBC's liability. A separate appeal by HSBC concerning the amount of the fine remains pending before the General Court of the European Union.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act ('US CEA'). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. A number of individual US dollar Libor-related actions seeking damages for unspecified amounts remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.

Foreign exchange-related investigations and litigation
In December 2016, Brazil's Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation, which remains ongoing.
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In 2020, a revised complaint was filed which also named HSBC Bank USA N.A. ('HSBC Bank USA') as a defendant. In January 2024, the South African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint, but denied HSBC Bank plc's application to dismiss. The Competition Commission has appealed the dismissal of HSBC Bank USA to the Constitutional Court of South Africa.
Since 2015, various HSBC companies and other banks have been named as defendants in a putative class action in the US District Court for the Southern District of New York filed by a group of retail customers who dealt in foreign exchange products. The plaintiffs allege that the defendants conspired to manipulate foreign exchange rates and seek damages for unspecified amounts. This action has been dismissed but remains pending on appeal.
In January 2023, HSBC Bank plc and HSBC Holdings reached a settlement-in-principle with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil.
In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking damages for unspecified amounts. This matter is at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Precious metals fix-related litigation
US litigation: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In May 2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.
HSBC and other members of The London Platinum and Palladium Fixing Company Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. In February 2023, the court reversed an earlier dismissal of the plaintiffs' third amended complaint and this action, which seeks damages for unspecified amounts, is proceeding.
Canada litigation: HSBC and other financial institutions are defending putative class actions filed in the Ontario and Quebec Superior Courts of Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. Two of the actions are proceeding and the others have been stayed.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Tax-related investigations
Various tax administration, regulatory and law enforcement authorities around the world are conducting investigations in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation. HSBC continues to cooperate with these investigations.
In March 2023, the French National Financial Prosecutor announced an investigation into a number of banks, including HSBC Continental Europe and the Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. HSBC Bank plc and HSBC Germany also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority ('CMA') has been investigating HSBC and four other banks for suspected anti-competitive conduct in relation to the historical trading of gilts and related derivatives. In May 2023, the CMA announced its case against HSBC Bank plc and HSBC Holdings; both HSBC companies are contesting the CMA's allegations.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. In September 2023, the defendants filed a motion to dismiss which remains pending. It is possible that additional civil actions will be initiated against HSBC in relation to its historical gilts trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

UK depositor protection arrangements investigation
In January 2022, the UK Prudential Regulation Authority ('PRA') commenced an investigation into HSBC Bank plc's and HSBC UK Bank plc's compliance with depositor protection arrangements under the Financial Services Compensation Scheme in the UK. In January 2024, the PRA concluded its investigation and imposed a £57m fine on HSBC Bank plc and HSBC UK Bank plc, which has been paid, and this matter is now closed.
UK collections and recoveries investigation
Since 2019, the FCA has been investigating HSBC Bank plc's, HSBC UK Bank plc's and Marks and Spencer Financial Services plc's compliance with regulatory standards relating to collections and recoveries operations in the UK between 2017 and 2018. HSBC continues to cooperate with this investigation.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of this matter, which could be significant.
Korean short selling investigation
In December 2023, the Korean Securities and Futures Commission issued a decision to impose a fine on The Hongkong and Shanghai Banking Corporation Limited in connection with trades in breach of Korean short selling rules and to refer the case to the Korean Prosecutors' Office for investigation.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of this matter, which could be significant.
Silicon Valley Bank ('SVB') litigation
In May 2023, First-Citizens Bank & Trust Company ('First Citizens') brought a lawsuit in the US District Court for the Northern District of California against various HSBC companies and seven US-based HSBC employees who had previously worked for SVB. The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens. In January 2024, the court denied the defendants' motion to dismiss in part and granted it in part, and directed the plaintiff to amend its complaint to specify its allegations as to each defendant. In February 2024, First Citizens filed its amended complaint. This action is ongoing.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Film Finance litigation
In June 2020, two separate investor groups issued claims against HSBC UK Bank plc (as successor to HSBC Private Bank (UK) Limited ('PBGB')) in the High Court of England and Wales seeking damages for unspecified amounts in connection with PBGB's role in the development of Eclipse film finance schemes. These actions are ongoing.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
US mortgage securitisation litigation
Beginning in 2014, a number of lawsuits were filed in various state and federal courts in the US against HSBC Bank USA, as a trustee of more than 280 mortgage securitisation trusts, seeking unspecified damages for losses in collateral value allegedly sustained by the trusts. HSBC Bank USA has reached settlements with a number of plaintiffs to resolve nearly all of these lawsuits. The remaining two actions are pending in a New York state court. HSBC Bank USA and certain of its affiliates continue to defend a mortgage loan repurchase action seeking unspecified damages and specific performance brought by the trustee of a mortgage securitisation trust in New York state court.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Mexican government bond litigation
HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the Southern District of New York alleging anti-competitive conduct in the Mexican government bond market between 2006 and 2017 and seeking damages for unspecified amounts. In February 2024, the US Court of Appeals for the Second Circuit reversed an earlier dismissal of this lawsuit and this matter is proceeding.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Stanford litigation
Since 2009, HSBC Bank plc has been named as a defendant in numerous claims filed in courts in the UK and the US arising from the collapse of Stanford International Bank Ltd, for which it was a correspondent bank from 2003 to 2009. In February 2023, HSBC Bank plc reached settlements with the plaintiffs to resolve these claims. The US settlement is subject to court approval and the UK settlement has concluded.
Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various regulators and competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their ordinary course businesses and operations.
At the present time, HSBC does not expect the ultimate resolution of any of these matters to be material to the Group's financial position; however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

9	Impairment of interest in associate
We maintain a 19.03% interest in BoCom. Since our investment in 2004, BoCom has grown its business significantly to the extent that it has recently been designated as a global systemically important bank ('GSIB').
For accounting purposes, the balance sheet carrying value attributed to BoCom represents our share of its net assets. We perform quarterly impairment tests incorporating a value-in-use calculation, recognising the gap between this carrying value and the fair value (based on the list share price). We have previously disclosed that the excess of the value-in-use calculation over its carrying value has been marginal in recent years, and that reasonably possible changes in assumptions could generate an impairment.
Recent macroeconomic, policy and industry factors resulted in a wider range of reasonably possible value-in-use outcomes for our BoCom valuation. At 31 December 2023, the Group performed an impairment test on the carrying value which resulted in an impairment of $3.0bn, as the recoverable amount as determined by a value-in-use calculation was lower than the carrying value. Our value-in-use calculation uses both historical experience and market participant views to estimate future cash flows, relevant discount rates and associated capital assumptions.
This impairment will have no material impact on HSBC's capital, capital ratios or distribution capacity, and therefore no impact on dividends or share buy-backs. The insignificant impact on HSBC's capital and CET1 ratio is due to the compensating release of regulatory capital deductions to offset the impairment charge.
We remain strategically committed to mainland China as demonstrated by our recent announcements to acquire Citi's retail wealth management portfolio and the investments made into mainland China in recent years. BoCom remains a strong partner in China, and we remain focused on maximising the mutual value of our partnership. Our positive views on the medium- and long-term structural growth opportunities in mainland China are unchanged.
 For further details, see Note 18: Interests in associates and joint ventures on page 391 of our Annual Report and Accounts 2023.

10	Events after the balance sheet date
On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking business in France to CCF, a subsidiary of Promontoria MMB SAS ('My Money Group'). The sale also included HSBC Continental Europe's 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement. In the fourth quarter of 2023, a loss of $2.0bn was recognised upon reclassification to held for sale, in accordance with IFRS 5, which net of the $2.1bn partial reversal of impairment recognised in the first quarter of 2023, gave rise to a net reversal of impairment recognised in the year of $0.1bn.
On 30 January 2024, the PRA concluded its investigation into HSBC Bank plc's and HSBC UK Bank plc's compliance with depositor protection arrangements under the Financial Services Compensation Scheme in the UK. The PRA imposed a fine of $73m (£57m) on these entities, which was fully provided for as at 31 December 2023, and has now been paid.
On 31 January 2024, HSBC Global Asset Management Limited, through its indirect subsidiary HSBC Global Asset Management Singapore Limited, completed the acquisition of the Asia-Pacific-focused real estate investment manager Silkroad Property Partners Pte Ltd. HSBC Global Asset Management Limited also acquired Silkroad's affiliated General Partner entities as part of the transaction.
On 6 February 2024, HSBC Europe B.V., an indirect subsidiary of HSBC Holdings plc, signed an agreement to sell HSBC Bank Armenia CJSC, its wholly-owned subsidiary, to Ardshinbank CJSC subject to regulatory approvals. The transaction is expected to complete within the next 12 months.
A fourth interim dividend for 2023 of $0.31 per ordinary share (a distribution of approximately $5,913m) was approved by the Directors after 31 December 2023. On 21 February 2024, HSBC Holdings announced a share buy-back programme to purchase its ordinary shares up to a maximum consideration of $2.0bn, which is expected to commence shortly and complete by our first quarter 2024 results announcement. HSBC Holdings called $2,500m 3.803% and $500m floating rate senior unsecured debt securities on 25 January 2024. These securities are expected to be redeemed and cancelled on 11 March 2024. These accounts were approved by the Board of Directors on 21 February 2024 and authorised for issue.

11	Capital structure

Capital ratios
	At 31 Dec
	2023	2022
	%	%
Transitional basis
Common equity tier 1 ratio	14.8	14.2
Tier 1 ratio	16.9	16.6
Total capital ratio	20.0	19.3

End point basis
Common equity tier 1 ratio	14.8	14.2
Tier 1 ratio	16.9	16.6
Total capital ratio	19.6	18.7

Total regulatory capital and risk-weighted assets
	At 31 Dec
	2023	2022
	$m	$m
Transitional basis
Common equity tier 1 capital	126,501	119,291
Additional tier 1 capital	17,662	19,776
Tier 2 capital	27,041	23,356
Total regulatory capital	171,204	162,423
Risk-weighted assets	854,114	839,720

End point basis
Common equity tier 1 capital	126,501	119,291
Additional tier 1 capital	17,662	19,776
Tier 2 capital	22,894	18,091
Total regulatory capital	167,057	157,158
Risk-weighted assets	854,114	839,720

Leverage ratio1
	At 31 Dec
	2023	2022
	$bn	$bn
Tier 1 capital	144.2	139.1
Total leverage ratio exposure	2,574.8	2,417.2
	%	%
Leverage ratio	5.6	5.8
1     Leverage ratio calculation is in line with the PRA's UK leverage rules. This includes IFRS 9 transitional arrangement and excludes central bank claims.

12	Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2023 will be delivered to the Registrar of Companies in England and Wales in accordance with section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

13	Dealings in HSBC Holdings plc listed securities

The Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, and purchases by HSBC Holdings under the share buy-back programme, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2023.

14	Interim dividends for 2024
For the financial year 2023, the Group reverted to paying quarterly dividends, and achieved a dividend payout ratio of 50% of reported earnings per ordinary share ('EPS'), in line with our published target for 2023 and 2024. EPS for this purpose excludes material notable items and related impacts (including those associated with the sale of our retail banking operations in France, the agreed sale of our banking business in Canada and our acquisition of SVB UK). The Board has adopted a dividend policy designed to provide sustainable cash dividends, while retaining the flexibility to invest and grow the business in the future, supplemented by additional shareholder distributions, if appropriate.
Dividends are approved in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, pounds sterling and Hong Kong dollars.

15	Earnings releases and interim results

First and third quarter results for 2024 will be released on 30 April 2024 and 29 October 2024, respectively. The interim results for the six months to 30 June 2024 will be issued on 31 July 2024.

16	Corporate governance codes

HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2023, HSBC complied with the provisions and requirements of both the UK and Hong Kong Corporate Governance Codes.
Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems. HSBC's Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the UK Corporate Governance Code.
HSBC Holdings has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on HKEx. The Group has been granted certain waivers by HKEx from strict compliance with rules that take into account accepted practices in the UK, particularly in respect of employee share plans. During the year, all Directors were reminded of their obligations in respect of transacting in HSBC Group securities. Following specific enquiry all Directors have confirmed that they have complied with their obligations.
The Group Audit Committee has reviewed and provided assurance to the HSBC Holdings Board on the publication of the Annual Report and Accounts 2023.
The Directors of HSBC Holdings plc as at the date of this announcement comprise:
Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson†, David Thomas Nish†, and Swee Lian Teo†.
* Non-executive Group Chairman
† Independent non-executive Director

17	Board composition
As announced on Wednesday, 6 December 2023, and following receipt of regulatory approval, Brendan Nelson has succeeded David Nish as Chair of the Group Audit Committee with effect from today's date. The Company also announces that Ann Godbehere has been appointed as a member of the Group Audit Committee with effect from today's date.
As detailed in 'Board and Group Executive committees and working groups' on page 252 of the Annual Report and Accounts 2023, the Board has taken the decision to establish a Group Technology Committee ('GTC'), effective 1 March 2024. The GTC will have responsibility for oversight of Technology-related matters across the Group, and the full terms of reference can be found on hsbc.com. The membership of the GTC will be Eileen Murray (Chair), Steven Guggenheimer, Swee Lian Teo, Kalpana Morparia and Brendan Nelson. As a result of the establishment of the GTC, the Technology Governance Working Group will be demised with effect from 1 March 2024.

18	Cautionary statement regarding forward-looking statements
This news release may contain projections, estimates, forecasts, targets, commitments, ambitions, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, ESG related matters, strategy and business of the Group which can be identified by the use of forward-looking terminology such as 'may', 'will', 'should', 'expect', 'anticipate', 'project', 'estimate', 'seek', 'intend', 'target', 'plan', 'believe', 'potential' or 'reasonably possible', or the negatives thereof or other variations thereon or comparable terminology (together, 'forward-looking statements'), including the strategic priorities and any financial, investment and capital targets and any ESG targets, commitments and ambitions described herein.
Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgements may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group.
Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market or economic conditions, regulatory changes, increased volatility in interest rates and inflation levels and other macroeconomic risks, geopolitical tensions such as the Russia-Ukraine war and the Israel-Hamas war and potential further escalations, specific economic developments, such as the uncertain performance of the commercial real estate sector in mainland China, or as a result of data limitations and changes in applicable methodologies in relation to ESG related matters).
Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, commitments, ambitions, prospects or returns contained herein.
Additional detailed information concerning important factors, including but not limited to ESG related factors, that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts for the fiscal year ended 31 December 2023 which we expect to file with the U.S. Securities and Exchange Commission on Form 20-F on or around 22 February 2024.

19	Use of alternative performance measures
This news release contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations ('alternative performance measures'). The primary alternative performance measures we use are presented on a 'constant currency' basis which is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons. We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance. We separately disclose 'notable items', which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. Reconciliations between alternative performance measures and the most directly comparable measures under IFRS are provided in our Annual Report and Accounts 2023, which is available at www.hsbc.com.

20	Certain defined terms
Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations '$m', '$bn' and '$tn' represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

21	For further information contact:

Media Relations UK - Gillian James Telephone: +44 (0)7584 404 238 Email: pressoffice@hsbc.com UK - Kirsten Smart Telephone: +44 (0)7725 733 311 Email: pressoffice@hsbc.com	Investor Relations UK - Neil Sankoff Telephone: +44 (0) 20 7991 5072 Email: investorrelations@hsbc.com Hong Kong - Yafei Tian Telephone: +852 2899 8909 Email: investorrelations@hsbc.com.hk
Hong Kong - Aman Ullah Telephone: +852 3941 1120 Email: aspmediarelations@hsbc.com.hk

22	Registered Office and Group Head Office

8 Canada Square
London E14 5HQ
United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Please click on the following link to view the associated data pack:
http://www.rns-pdf.londonstockexchange.com/rns/8448D_1-2024-2-21.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 21 February 2024